Exhibit 99.1

Vedanta Limited (Formerly known as Sesa Sterlite Ltd.) Regd. Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa - 403001. www.vedantalimited.com CIN: L13209GA1965PLC000044

11 April 2016

Vedanta Limited

Production Release for the Fourth Quarter and

Full Year ended 31 March 2016

Highlights

•	Record annual production of Aluminium, Power, Silver and cathodes at Copper – India

•	Entire power portfolio of 9,000 MW operational in March 2016

Operations:

•	Oil & Gas: Stable oil & gas production from Rajasthan for Q4, with successful ramp-up from Mangala EOR project

•	Zinc India:

¡	FY2016 mined metal production in line with guidance

¡	Record annual integrated silver production of 425 tonnes

•	Zinc International: Strong production volumes at Skorpion in Q4, following shutdowns

•	Copper India: Record annual copper cathode production

•	Aluminium: Record full year production; ramp-up of first line of the 1.25 million tonne Jharsuguda-II smelter commenced from 1 April 2016

•	Power:

¡	Third 660 MW unit of Talwandi Sabo power plant synchronised in Q4

¡	Two 300 MW units (one CPP and one IPP) of BALCO 1,200MW power plant commissioned in Q4

•	Iron ore: Goa operations ramped up - achieved exit run rate production of 0.8 million tonne per month following resolution of transportation issues

Corporate:

•	Hindustan Zinc Limited announced its highest ever special dividend in Q4 (c. Rs. 12,205 crore including dividend distribution tax)

Vedanta Limited Production Results for the Fourth Quarter ended 31st March 2016	Page 2 of 12

Tom Albanese, Chief Executive Officer, Vedanta Limited, said: “We made substantial operational progress during the quarter by reaching important milestones in the Aluminium, Power and Iron Ore businesses. We are continuing to optimise production across our portfolio to generate maximum value in a low commodity price environment and remaining focussed on reducing costs to protect margins. These strong operational results reinforce the quality of our assets, our operational capability and resilience to weak markets. We also remain committed to proactively manage our balance sheet in these weak markets.”

Oil & Gas

	Q4			Q3		Full Year
Particulars	FY2016	FY2015	% change YoY	FY2016	% change QoQ	FY2016	FY2015	% change YoY
OIL AND GAS
Average Daily Total Gross Operated Production (boepd)[1]	206,170	224,294	(8)%	211,843	(3)%	212,552	220,876	(4)%
Average Daily Gross Operated Production (boepd)	197,039	215,553	(9)%	202,668	(3)%	203,703	211,671	(4)%
Rajasthan	167,650	174,206	(4)%	170,444	(2)%	169,609	175,144	(3)%
Ravva	19,058	31,738	(40)%	21,703	(12)%	23,845	25,989	(8)%
Cambay	10,331	9,609	8%	10,521	(2)%	10,249	10,538	(3)%
Average Daily Working Interest Production (boepd)	125,775	132,929	(5)%	128,402	(2)%	128,191	132,663	(3)%
Rajasthan	117,355	121,944	(4)%	119,311	(2)%	118,726	122,601	(3)%
Ravva	4,288	7,141	(40)%	4,883	(12)%	5,365	5,847	(8)%
Cambay	4,132	3,844	8%	4,208	(2)%	4,100	4,215	(3)%
Total Oil and Gas (million boe)
Oil & Gas – Gross	17.93	19.40	(8)%	18.65	(4)%	74.56	77.26	(4)%
Oil & Gas – Working Interest	11.45	11.96	(4)%	11.81	(3)%	46.92	48.42	(3)%

Fourth quarter FY 2016 vs. previous quarters

Average gross production for Q4 FY2016 was 197,039 boepd, 9% lower than Q4 FY2015, primarily due to lower volumes from Ravva on account of its natural decline. Ravva had strong volumes last year in Q4 due to additional wells coming online through the infill program.

Gross production from Rajasthan declined by 4% compared to Q4 FY2015, mainly due to the natural decline and under-performance of the Bhagyam reservoir. Lower volumes at Bhagyam were partly offset by infill wells in Aishwariya and reservoir management initiatives across all the fields, and a ramp up of production from successful EOR project execution at Mangala. Gross production from Development Area – 1 (DA-1) and Development Area – 2 (DA-2) averaged 150,918 boepd and 16,732 boepd, respectively.

Cambay block production increased by 8% compared to Q4 FY2015 driven by commissioning of an artificial gas lift system and better reservoir performance in Q4 FY2016.

Vedanta Limited Production Results for the Fourth Quarter ended 31st March 2016	Page 3 of 12

Financial Year 2016 vs. Financial Year 2015

Average gross production in FY2016 was 203,703 boepd, 4% lower than FY2015 on account of lower production from Rajasthan and offshore assets. Rajasthan production declined 3% due to reservoir underperformance at Bhagyam. However, an excellent performance by Mangala EOR and contribution from Aishwariya infill program partly made-up for the decline. Our Mangala EOR project is on track and producing results as per expectations. Prudent reservoir management practices helped us reduce the impact of natural decline in our offshore assets.

Gas production from the RDG field increased to an average rate of 27 mmscfd from 16 mmscfd in FY2015, surpassing our guidance of 25 mmscfd for FY2016.

Zinc India

Particulars	Q4			Q3		Full Year
	FY2016	FY2015	% change YoY	FY2016	% change QoQ	FY2016	FY2015	% change YoY
Zinc India(kt)
Mined metal content	188	269	(30)%	228	(17)%	889	887	0%
Refined Zinc – Total	154	217	(29)%	206	(25)%	759	734	3%
Refined Zinc – Integrated	154	217	(29)%	206	(25)%	759	721	5%
Refined Zinc – Custom	—	0	—	—	—	—	13	—
Refined Lead – Total [2]	38	36	6%	35	9%	145	127	14%
Refined Lead – Integrated	38	33	16%	35	9%	140	105	33%
Refined Lead – Custom	—	3	—	—	—	5	22	—
Silver – Total (in tonnes) [3]	122	81	51%	116	5%	425	328	30%
Silver – Integrated	122	74	65%	116	5%	422	266	58%
Silver – Custom	—	7	—	—	—	3	61	—

Fourth quarter FY2016 vs. previous quarters

Mined metal production in Q4 was 188,500 tonnes, 30% lower y-o-y and 17% lower than Q3. The decrease was on account of lower production primarily from Rampura Agucha open pit as per the mining plan, which was partially offset by significantly higher production from all the underground mines especially Sindesar Khurd and Kayad mines, resulting in higher lead and silver volumes.

Refined Zinc metal production during the quarter was 29% lower y-o-y and 25% lower than Q3 in line with the mined metal production.

Integrated lead and silver metal production during the quarter increased by 16% and 65% respectively compared to corresponding prior quarter primarily due to higher volumes from the Sindesar Khurd mine.

Vedanta Limited Production Results for the Fourth Quarter ended 31st March 2016	Page 4 of 12

Financial Year 2016 vs. Financial Year 2015

Mined metal production was marginally higher in line with guidance. Refined metal production during the year was higher than mined metal production primarily on account of conversion of existing mined metal inventory and enhanced smelter efficiencies. Integrated zinc, lead and silver metal production during the year increased by 5%, 33% and 58% respectively. We had record integrated silver production of 425 tonnes due to higher volumes from the Sindesar Khurd mine.

Zinc – International

	Q4			Q3		Full Year
Particulars (in’000 tonnes, or as stated)	FY2016	FY2015	% change YoY	FY2016	% change QoQ	FY2016	FY2015	% change YoY
Zinc International	42	69	(39)%	51	(17)%	226	312	(27)%
Zinc – refined – Skorpion	27	17	61%	13	—	82	102	(20)%
Mined metal content – BMM	15	16	(1)%	17	(11)%	63	59	7%
Mined metal content – Lisheen	—	37	—	21	—	81	150	(46)%

Fourth quarter FY2016 vs. previous quarters

Production at Zinc International was lower at 42,000 tonnes post the closure of the Lisheen mine in November 2015 as per plan. The shortfall was partially made up by Skorpion which recorded production of 26,600 tonnes post the planned maintenance shutdown and slower than anticipated ramp-up post shutdown in Q3.

BMM production was stable during the quarter and produced 15,300 tonnes.

At the Gamsberg Project, pre-stripping commenced in July 2015 per the re-phased plan, with pre-stripping and surface work to access the ore body progressing as scheduled. To date we have excavated over 6 million tonnes of waste rock. Discussions are currently underway with various EPC vendors for the concentrator plant.

We continue to develop the project using a modular approach, with project execution carried out in a phased manner. This provides the ability to manage the capital expenditure program, and the flexibility to increase the ramp-up as market conditions improve.

Financial Year 2016 vs. Financial Year 2015

Full year production at Zinc International was 226,000 tonnes, lower by 27% due to the ramp down of Lisheen in November 2015 as per its mine life, after 17 years of operation. In addition, metal production at Skorpion was lower by 20% at 82,000 tonnes due to the planned maintenance shutdown of the Skorpion refinery in Q3, temporary industrial action in Q2 and lower mine grade.

Vedanta Limited Production Results for the Fourth Quarter ended 31st March 2016	Page 5 of 12

The shortfall in overall production was partially offset by higher production from BMM. Production at BMM was 7% higher due to 10% increase in mine volume supported by a change in mining method.

Iron Ore

	Q4			Q3		Full Year
Particulars (in million dry metric tonnes, or as stated)	FY2016	FY2015	% change YoY	FY2016	% change QoQ	FY2016	FY2015	% change YoY
IRON ORE
Sales	2.6	—	—	1.5	70%	5.3	1.2	—
Goa	1.6	—	—	0.6	—	2.2	—	—
Karnataka	1.0	—	—	0.9	8%	3.1	1.2	—
Production of Saleable Ore	2.8	0.3	—	1.4	96%	5.2	0.6	—
Goa	1.9	—	—	0.3	—	2.2	—	—
Karnataka	0.9	0.3	—	1.1	(14)%	3.0	0.6	—
Production (‘000 tonnes)
Pig Iron	188	145	30%	146	29%	654	611	7%

Fourth quarter vs. previous quarters

Production at Goa was 1.9 million tonnes and sales were 1.6 million tonnes during the quarter. Production was impacted due to a delay in transportation rate negotiations, which were resolved during March 2016. We exited the year at a production run rate of 0.8 million tonnes per month. Sales include 0.8 million tonnes of traded ore purchased from the e-auctions. At Karnataka, production was 0.9 million tonnes and sales were 1.0 million tonnes during the quarter.

The export duty on <58% Fe grade iron ore was removed (10% earlier) with effect from 1 March 2016 as per the FY2017 Union Budget. We are engaged with the respective state governments for enhancing mining cap in Goa and Karnataka.

Financial Year 2016 vs. Financial Year 2015

During FY 2016, production at Goa was 2.2 million tonnes and sales were 2.2 million tonnes. Sales include 1.4 million tonnes of traded ore purchased from the e-auctions.

At Karnataka, production was 3.0 million tonnes, through a combination of production of 2.15 million tonnes, and opening crude ore inventory of 0.8 million tonnes.

Production of pig iron ramped up from 610,800 tonnes last year to a record production of 654,400 tonnes during the year.

Vedanta Limited Production Results for the Fourth Quarter ended 31st March 2016	Page 6 of 12

Copper – India

	Q4			Q3		Full Year
Particulars (in’000 tonnes, or as stated)	FY2016	FY2015	% change YoY	FY2016	% change QoQ	FY2016	FY2015	% change YoY
COPPER – INDIA
Copper – Cathodes	102	97	6%	89	15%	384	362	6%
Tuticorin Power Sales (MU)	68	158	(57)%	40	70%	402	641	(37)%

Production from the Tuticorin smelter was higher with improved operational efficiency and produced 102,500 tonnes of cathodes during the quarter. Production in Q3 was impacted by flooding in the state and unplanned shutdowns.

During FY2016 production was 384,000 tonnes of cathode, higher by 6% y-o-y largely due to the 23-days planned biennial maintenance shutdown last year.

The 160 MW power plant at Tuticorin operated at a lower Plant Load Factor (PLF) of 63% during Q4 FY2016 (PLF of 88% in March) and 71% during FY2016. PLF was lower due to reduced off-take by the Tamil Nadu Electricity Board (TNEB); however, we were compensated at the rate 20% of realisation, for the off-take below 85% of contracted quantity.

Vedanta Limited Production Results for the Fourth Quarter ended 31st March 2016	Page 7 of 12

Aluminium

	Q4			Q3		Full Year
Particulars (in’000 tonnes, or as stated)	FY2016	FY2015	% change YoY	FY2016	% change QoQ	FY2016	FY2015	% change YoY
Aluminum
Alumina-Lanjigarh	211	274	(23)%	218	(3)%	971	977	(1)%
Total Aluminum Production	226	229	(2)%	234	(3)%	923	877	5%
Jharsuguda-I	123	131	(6)%	131	(6)%	516	534	(4)%
Jharsuguda-II 4	19	14	40%	19	1%	76	19	—
Korba-I	64	63	2%	65	(1)%	257	253	1%
Korba-II 5	19	21	(10)%	19	1%	75	71	6%

Fourth quarter FY 2016 vs. previous quarters

In Q4 FY2016, aluminium production was 226 kt at Jharsuguda & Korba.

On 27th January, we received approval from the regulatory authorities (Orissa Electricity Regulatory Commission) to use the power generated from three units of the 2,400 MW (4 x 600 MW) Jharsuguda power plant for captive use which would enable full ramp-up of the 1.25 mtpa Jharsuguda-II smelter. Consequently, we have commenced ramp-up of the first pot line of 312.5kt from 1 April 2016.

The 325 kt Korba-II smelter produced 19,200 tonnes during Q4 FY2016 with 84 pots operational. Pre-commissioning activities have commenced for further ramp up from the end of April 2016. The second 300 MW unit of the 600 MW CPP was commissioned during March 2016 and has been capitalised on 31 March 2016.

The Lanjigarh alumina refinery operated at a single stream and produced 211,400 tonnes during Q4 FY2016. We have received approvals for expansion of the Lanjigarh refinery to 4 mtpa, which will be ramped up in phases on further visibility on bauxite sources.

Financial Year 2016 vs. Financial Year 2015

FY2016 Aluminium production was a record at 923,300 tonnes driven by ramp up of additional pots at Korba II and Jharsuguda II. Alumina production was marginally lower at 970,900, due to the single-stream operations at the refinery. During the year, sales of value added products has increased by 7% to 507kt, supporting higher realizations.

Vedanta Limited Production Results for the Fourth Quarter ended 31st March 2016	Page 8 of 12

Power

	Q4			Q3		Full Year
Particulars (in million units)	FY2016	FY2015	% change YoY	FY2016	% change QoQ	FY2016	FY2015	% change YoY
Power
Total Power Sales	3,391	2,547	33%	2,934	16%	12,121	9,859	23%
Jharsuguda 2400 MW	1,906	1,525	25%	1,593	20%	7,319	7,206	2%
TSPL	869	690	26%	839	4%	2,792	1,213	—
Balco 600 MW	499	10	—	368	36%	1,025	10	—
MALCO	56	231	(76)%	26	—	402	897	(55)%
HZL Wind Power	61	73	(16)%	67	(9)%	414	444	(7)%
Balco 270 MW	—	18	—	41	—	169	89	89%
TSPL – Availability	86%	87%	—	85%	—	80%	46%	—

Fourth quarter FY 2016 vs. previous quarters

During the quarter, power sales have increased 33% y-o-y due to commissioning of additional units at TSPL and BALCO during the year. With the commissioning of these units, our entire 9,000 MW of power capacity has become operational as of March 2016.

The Jharsuguda 2,400MW power plant operated at a lower Plant Load Factor (PLF) of 39% in Q4. One unit of the plant will supply power to the first line of the Jharsuguda-II smelter, a second unit is committed to the grid, and we will continue to sell surplus power from the remaining units during FY2017.

The TSPL Power Sales in Q4 FY2016 were higher with two units in operations. Both units operated at availability of an average of 86% during the quarter and 80% for the full year. The Power Purchase Agreement with the Punjab State Electricity Board (PSEB) compensates us based on the availability of the plant. The third unit was synchronized during March 2016 and is expected to be capitalised during Q1 FY2017.

The MALCO power plant operated at lower PLF of 29% in Q4 (PLF of 73% in March) due to lower power off-take by the Tamil Nadu Electricity Board (TNEB) against payment of compensation at the rate 20% of contracted rate for the off-take below 85% of contracted quantity.

The first 300 MW unit of BALCO 600 MW IPP operated at a PLF of 83% in Q4. The second 300 MW IPP unit was commissioned during March 2016 and is expected to be capitalised in April 2016.

Financial Year 2016 vs. Financial Year 2015

Power sales increased 23% for the year due to ramp-up at TSPL and BALCO

Vedanta Limited Production Results for the Fourth Quarter ended 31st March 2016	Page 9 of 12

Financial Update:

Impairment: The Company is reviewing the carrying value of its assets and long term price assumptions in light of the recent weakness in commodity prices, primarily at Oil and Gas assets. Any impact of changes to these assumptions on the carrying values will be a non-cash charge and would be reflected in the preliminary results for FY2016.

Vedanta Limited Production Results for the Fourth Quarter ended 31st March 2016	Page 10 of 12

Production Summary (Unaudited)

	(in ’000 tonnes, except as stated)
Particulars	Q4			Q3		Full Year
	FY 2016	FY 2015	% Change YoY	FY 2016	% Change QoQ	FY 2016	FY 2015	% Change YoY
OIL AND GAS
Average Daily Total Gross Operated Production (boepd) [1]	206,170	224,294	(8)%	211,843	(3)%	212,552	220,876	(4)%
Average Daily Gross Operated Production (boepd)	197,039	215,553	(9)%	202,668	(3)%	203,703	211,671	(4)%
Rajasthan	167,650	174,206	(4)%	170,444	(2)%	169,609	175,144	(3)%
Ravva	19,058	31,738	(40)%	21,703	(12)%	23,845	25,989	(8)%
Cambay	10,331	9,609	8%	10,521	(2)%	10,249	10,538	(3)%
Average Daily Working Interest Production (boepd)	125,775	132,929	(5)%	128,402	(2)%	128,191	132,663	(3)%
Rajasthan	117,355	121,944	(4)%	119,311	(2)%	118,726	122,601	(3)%
Ravva	4,288	7,141	(40)%	4,883	(12)%	5,365	5,847	(8)%
Cambay	4,132	3,844	8%	4,208	(2)%	4,100	4,215	(3)%
Total Oil and Gas (million boe)
Oil & Gas – Gross	17.93	19.40	(8)%	18.65	(4)%	74.56	77.26	(4)%
Oil & Gas – Working Interest	11.45	11.96	(4)%	11.81	(3)%	46.92	48.42	(3)%
Zinc India
Mined metal content	188	269	(30)%	228	(17)%	889	887	0%
Refined Zinc – Total	154	217	(29)%	206	(25)%	759	734	3%
Refined Zinc – Integrated	154	217	(29)%	206	(25)%	759	721	5%
Refined Zinc – Custom	—	0	—	—	—	—	13	—
Refined Lead – Total [2]	38	36	6%	35	9%	145	127	14%
Refined Lead – Integrated	38	33	16%	35	9%	140	105	33%
Refined Lead – Custom	—	3	—	—	—	5	22	—
Silver – Total (in tonnes) [3]	122	81	51%	116	5%	425	328	30%
Silver – Integrated (in tonnes)	121	74	65%	116	5%	422	266	58%
Silver – Custom (in tonnes)	—	7	—	—	—	3	61	—
Zinc International	42	69	(39)%	51	(17)%	226	312	(27)%
Zinc – Refined – Skorpion	27	17	61%	13	—	82	102	(20)%
Mined metal content – BMM	15	16	(1)%	17	(11)%	63	59	7%
Mined metal content – Lisheen	—	37	—	21	—	81	150	(46)%
IRON ORE (in million dry metric tonnes, or as stated)
Sales	2.6	—	—	1.5	70%	5.3	1.2	—
Goa	1.6	—	—	0.6	—	2.2	—	—
Karnataka	1.0	—	—	0.9	8%	3.1	1.2	—
Production of Saleable Ore	2.8	0.3	—	1.4	96%	5.2	0.6	—
Goa	1.9	—	—	0.3	—	2.2	—	—
Karnataka	0.9	0.3	—	1.1	(14)%	3.0	0.6	—

Vedanta Limited Production Results for the Fourth Quarter ended 31st March 2016	Page 11 of 12

Particulars	FY 2016	FY 2015	% Change YoY	FY 2016	% Change QoQ	FY 2016	FY 2015	% Change YoY
Pig Iron	188	145	30%	146	29%	654	611	7%
COPPER – INDIA
Copper – Cathodes	102	97	6%	89	15%	384	362	6%
Tuticorin Power Plant Sales (MU)	68	158	(57)%	40	70%	402	641	(37)%
ALUMINUM
Alumina-Lanjigarh	211	274	(23)%	218	(3)%	971	977	(1)%
Total Aluminum Production	226	229	(2)%	234	(3)%	923	877	5%
Jharsuguda-I	123	131	(6)%	131	(6)%	516	534	(4)%
Jharsuguda-II 4	19	14	40%	19	1%	76	19	—
Korba-I	64	63	2%	65	(1)%	257	253	1%
Korba-II 5	19	21	(10)%	19	1%	75	71	6%
POWER (in million units)
Total Power Sales	3,391	2,547	33%	2,934	16%	12,121	9,859	23%
Jharsuguda 2400 MW	1,906	1,525	25%	1,593	20%	7,319	7,206	2%
TSPL	869	690	26%	839	4%	2,792	1,213	—
Balco 600 MW	499	10	—	368	36%	1,025	10	—
MALCO	56	231	(76)%	26	—	402	897	(55)%
HZL Wind Power	61	73	(16)%	67	(9)%	414	444	(7)%
Balco 270 MW	—	18	—	41	—	169	89	89%
TSPL – Availability	86%	87%	—	85%	—	80%	46%	—
Ports – VGCB (in million tonnes) [6]
Cargo Discharge	1.5	1.7	(15)%	1.8	(19)%	6.9	7.0	(1)%
Cargo Dispatches	1.4	1.7	(17)%	1.9	(26)%	7.1	6.9	3%

1.	Including Internal Gas consumption
2.	Excluding Captive consumption of 908 tonnes in Q4 FY2016 vs 1,910 tonnes in Q4 FY2015, 2,051 tonnes in Q3 FY2016 and 6,657 tonnes in FY 2016 vs. 7,755 tonnes in FY 2015
3.	Excluding captive consumption of 4.7 MT in Q4 FY2016 vs. 9.9 MT in Q4 FY2015, 10.7 MT in Q3 FY2016 and 34.5 MT in FY 2016 vs. 40.2 MT in FY 2015
4.	Including trial run production of 14 kt in Q4 FY2015, 12 kt in Q3 FY2016, 51 kt in FY2016 vs 19 kt in FY 2015
5.	Including trial run production of 24 kt in FY2015
6.	Vizag General Cargo Berth

Vedanta Limited Production Results for the Fourth Quarter ended 31st March 2016	Page 12 of 12

For further information, please contact:

Communications
Roma Balwani President – Group Communications, Sustainability & CSR	Tel: +91 22 6646 1000 gc@vedanta.co.in
Investor Relations Ashwin Bajaj Director – Investor Relations Sunila Martis Manager – Investor Relations Vishesh Pachnanda Manager – Investor Relations	Tel: +91 22 6646 1531 vedantaltd.ir@vedanta.co.in

About Vedanta Limited (Formerly Sesa Sterlite Ltd.)

Vedanta Limited is a diversified natural resources company, whose business primarily involves producing oil & gas, zinc - lead - silver, copper, iron ore, aluminium and commercial power. The company has a presence across India, South Africa, Namibia, Australia, Ireland and Liberia.

Vedanta Limited is the Indian subsidiary of Vedanta Resources Plc, a London-listed company. Governance and Sustainable Development are at the core of Vedanta’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities. The company is conferred with the Confederation of Indian Industry (CII) ‘Sustainable Plus Platinum label’, ranking among the top 10 most sustainable companies in India. Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

For more information please log on to www.vedantalimited.com

Vedanta Limited

(Formerly known as Sesa Sterlite Limited)

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai - 400 099

www.vedantalimited.com

Registered Office:

Sesa Ghor, 20 EDC Complex,

Patto, Panaji (Goa) - 403 001

CIN: L13209GA1965PLC000044

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.